Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2009	2008

Income from continuing operations before income tax	$195,531	$203,108

Add:
Fixed charges	58,400	67,475
Amortization of capitalized interest	2,173	1,779

Less:
Interest capitalized	2,900	3,003
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$253,204	$269,359

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$42,113	$50,805
Interest capitalized	2,900	3,003
Portion of rent expense representative of interest (30%)	13,387	13,667

Fixed charges	$58,400	$67,475

Ratio of earnings to fixed charges	4.34	3.99

Deficiency of earnings to cover fixed charges	$—	$—